K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 3, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 002-94157 and 811-04146
Proxy Statement on Schedule 14A for John Hancock Blue Chip Growth Trust

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 20, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock Blue Chip Growth Fund (the “Fund”), a series of the Trust, which was filed with the SEC on July 7, 2021 (the “Proxy Statement”), accession no. 0001133228-21-00381. The purpose of the Proxy Statement is to solicit shareholder approval of amendments to the Fund’s diversification status.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement, and each comment and response relates to the Fund and class of shares of the Fund.

Comment 1 —	Please clarify that the meeting is a “special meeting” with the addition of the word “special” when describing the type of meeting being called.

Response:	In response to this comment, the Fund has revised the first paragraph in the disclosure following the “Dear Variable Annuity and Variable Life Contract Owners:” to read as follows:

Shareholders of Blue Chip Growth Trust (the “Fund”), a series of John Hancock Variable Insurance Trust (the “Trust”), are being asked to approve an update of the Fund’s diversification status. In order for shareholders of the Fund to consider and vote on the proposals, a special meeting of shareholders, the (“Meeting”) will be held on September 28, 2021 at 10:00 a.m., Eastern Time. In light of the COVID-19 pandemic, the Meeting will be a virtual meeting held via telephone only.

Securities and Exchange Commission
August 3, 2021

Comment 2 —	On page 2 under the “Shareholders of the Trust” sub-heading of the “Shareholders and Voting Information” section of the Proxy Statement, please add disclosure explaining why variable contract owners are receiving the Proxy Statement.

Response:	In response to this comment, the Fund has added the below as the third paragraph in the disclosure following the “Shareholders of the Trust” sub-heading of the “Shareholders and Voting Information” section of the Proxy Statement:

Although you are not a shareholder of the Trust, your purchase payments and the earnings on such purchase payments under your variable annuity or variable life contracts issued by John Hancock (U.S.A.) and John Hancock New York are invested in subaccounts of Registered Separate Accounts, and each subaccount invests in shares of one or more series of the Trust. You have the right to instruct these insurance companies, as appropriate, how the shares of the Trust attributable to your contract are voted. The number of votes for which you may give instructions is determined as of August 1, 2021, the record date for the Meeting (the “Record Date”).

Comment 3 —	On page 2 under the “Voting Procedures” sub-heading of the “Shareholders and Voting Information” section of the Proxy Statement, please update “contracts” in the second line of the second paragraph to “variable contracts.”

Response:	In response to this comment, the Fund has revised the second paragraph in the disclosure under the “Voting Procedures” sub-heading of the “Shareholders and Voting Information” section of the Proxy Statement to read as follows:

The Trust will furnish, without charge, a copy of the Trust’s most recent annual report and semi-annual report to any Shareholder or owner of variable contracts (“contract owner”) upon request. To obtain a report, please contact the Trust by calling 800-344-1029 or by writing to the Trust at 20 Berkeley Street, Boston, Massachusetts 02116, Attn.: Treasurer.

Comment 4 —	Please consider adding disclosure in the “Discussion of the Proposal” section similar to what John Hancock has previously utilized in prior proxies for a change in diversification status.

Response:	In response to this comment, the Trust believes that the updated disclosure more clearly articulates what a non-diversified fund is under the Investment Company Act of 1940.

Comment 5 —	Please add disclosure discussing delivery of documents to security holders sharing the same address.

Securities and Exchange Commission
August 3, 2021

Response:	The Fund expects to deliver the Proxy Statement to each shareholder and contract owner of record, and as a result, no disclosure is required to be included with respect to security holders sharing the same address.

Comment 6 —	Please use “bold font” for the discretionary voting disclosure in the Voting Instructions Form within Appendix A.

Response:	In response to this comment, the Fund has updated the first paragraph of the Voting Instructions Form in Appendix A to read as follows:

The undersigned hereby instructs John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York to vote all shares of John Hancock Variable Insurance Trust attributable to his or her variable annuity or variable life contract at the Special Meeting of Shareholders to be held at 10:00 a.m., Eastern Time, September 28, 2021, and any adjournments thereof, as indicated below and in their discretion upon such other matters as may properly come before the Meeting.

The Trust, on behalf of the Fund, intends to file definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Harsha Pulluru, Assistant Secretary of the Trust